April 1, 2020

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Ada D. Sarmento

Re:	Acceleration Request of LifeVantage Corporation
Registration Statement on Form S-3, filed March 24, 2020
(File No. 333-237376)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LifeVantage Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on April 3, 2020, or as soon thereafter as practicable.

Thank you for your assistance. If you should have any questions, please contact Kirt Shuldberg of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8060.

Very truly yours,

LifeVantage Corporation

/s/ Steven R. Fife
Steven R. Fife
Chief Financial Officer